SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                  .

Commission file number 0-8251

A.  MOLSON COORS SAVINGS AND INVESTMENT PLAN

311 10th Street

Golden, Colorado 80401

B.  MOLSON COORS BREWING COMPANY

1225 17TH Street

Denver, Colorado  80202

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Molson Coors Savings and Investment Plan

Date: June 27, 2008
/s/ Michael J. Rumley

Name: Michael J. Rumley
Acting on Behalf of the U.S. Pension Committee

MOLSON COORS SAVINGS AND INVESTMENT PLAN

Golden, Colorado

FINANCIAL STATEMENTS

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Molson Coors Brewing Company U.S. Pension Committee

         as Trustee for the Molson Coors Savings and Investment Plan

Golden, Colorado

We have audited the accompanying statements of net assets available for benefits – modified cash basis of the Molson Coors Savings and Investment Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits – modified cash basis for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Molson Coors Savings and Investment Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Denver, Colorado

June 27, 2008

MOLSON COORS SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS –
MODIFIED CASH BASIS

As of December 31, 2007 and 2006

	As of
	December 31, 2007	December 31, 2006

INVESTMENTS AT FAIR VALUE	$610,660,815	$589,872,953

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE RELATING TO FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS	(1,323,898)	2,226,326

NET ASSETS AVAILABLE FOR BENEFITS	$609,336,917	$592,099,279

The accompanying notes are an integral part of these financial statements.

MOLSON COORS SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS –
MODIFIED CASH BASIS

For the Years Ended December 31, 2007 and 2006

	Year ended
	December 31, 2007	December 31, 2006
ADDITIONS TO NET ASSETS
Net investment income from master trust	$—	$38,719,395
Net investment income	48,407,442	16,131,466
Participant contributions	25,872,275	24,051,651
Employer contributions	8,366,594	7,973,453
Interest on participant loans	726,429	636,770
Total additions to net assets	83,372,740	87,512,735

DEDUCTIONS FROM NET ASSETS
Participant benefit payments	66,095,361	63,079,031
Management fees	39,741	34,371
Total deductions from net assets	66,135,102	63,113,402

NET INCREASE	17,237,638	24,399,333

TRANSFER FROM OTHER PLAN	—	5,442,386

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	592,099,279	562,257,560

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$609,336,917	$592,099,279

The accompanying notes are an integral part of these financial statements.

MOLSON COORS SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

NOTE 1 – GENERAL DESCRIPTION OF PLAN AND TRUST

On February 9, 2005, Adolph Coors Company (“ACC”) and Molson Inc. merged (the “Merger”) and Adolph Coors Company changed its name to Molson Coors Brewing Company (“MCBC”). The Molson Coors Savings and Investment Plan (the “Plan”) was not affected by the Merger, except that all ACC stock was exchanged for MCBC stock.

The Plan and the related Trust Agreement (the “Trust”) were established effective January 1, 1974. The Plan was amended and restated effective July 1, 2005, and from time to time is amended to comply with regulatory changes and for other purposes. Effective July 1, 2005, the Plan changed its name from the Coors Savings and Investment Plan to the Molson Coors Savings and Investment Plan. The Plan’s purpose is to encourage employees of Molson Coors Brewing Company (the “Company”) to accumulate savings systematically in order to provide an additional source of income upon retirement, disability or death. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The U.S. Pension Committee (the “Committee”), consisting of Coors Brewing Company (“CBC”) employees, is appointed by the Board of Directors of MCBC and acts as fiduciary for the Plan. In accordance with its power as fiduciary, the Committee has entered into trust and asset management agreements with Fidelity Management Trust Company (the “Trustee” or “Fidelity”), the Plan’s trustee.

Plan Merger

MCBC closed its Memphis, Tennessee brewery during the third quarter 2006. The Company sponsored another plan for employees of the Memphis brewery, the 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery (the Memphis Plan). Upon the brewery closure, substantially all Memphis Plan participants terminated employment with the Company and the Memphis Plan was merged into the Plan. All balances in the Memphis Plan were transferred to the Plan on October 31, 2006.

Investment in Corporate Stock

The Plan’s Investment in MCBC Stock is held in a unitized fund holding cash and Class B common stock (the “Molson Coors Stock Fund”). Effective June 30, 2008, participants may only transfer funds out of the Molson Coors Stock Fund.

Eligibility

Full-time, part-time and temporary employees of the Company and certain subsidiaries, who are at least age 18, are generally eligible to participate in the Plan.

Contributions

Contributions can be made to any of the investment options within the Plan and are credited to the individual participants’ accounts. Participants are allowed to make basic and additional contributions as a percentage of annual base compensation as follows:

	Basic	Additional	Total

All covered employees	1% - 6%	1% - 94%	100%

Contribution elections are to be in whole, not fractional, percentage points.  Participants may elect to make contributions in whole dollars. The combined maximum contribution, basic and additional, that any participant is allowed to make is the lesser of $15,500 plus $5,000 catch-up for those age 50 and over in 2007 and $15,000 plus $5,000 catch-up for those age 50 and over in 2006 or 100% of annual base compensation.

Participant contributions deposited prior to December 1, 1986, have been taxed previously and are not taxable when paid to participants. Participant contributions deposited subsequent to November 30, 1986 are taxable when paid to participants.

The Company contributes 50% of hourly and salaried non-exempt participant’s basic contributions and 75% of salaried-exempt participant’s basic contribution. The maximum percentage contributed by the Company is 3% for hourly and 4.5% for salaried of the participant’s base compensation. The Company may also make discretionary contributions to the Plan.  The Company did not make any discretionary contributions in 2007 or 2006.

Effective February 1, 2006, the Plan was amended to automatically enroll new hires with a default deferral percentage of 3% and the investment election of the Fidelity Freedom Fund.

Effective January 1, 2008, the Company will contribute 75% of contributions of hourly and salaried non-exempt participants hired after January 1, 2008, not to exceed a maximum Company contribution of 4.5%.

Participant Accounts

Fidelity is responsible for preparing, maintaining and allocating amounts to individual participants’ accounts. Each participant’s account is credited with the participant’s and employer matching contributions and an allocation of (a) the Company’s discretionary contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions, the Company’s contributions, and all investment earnings on these contributions that are credited to their account. As such, there are no forfeited employer contributions.

Distributions

Participants may withdraw all or a portion of vested contributions subject to certain conditions as specified in the Plan.  A participant or beneficiary entitled to receive benefits under the Plan may generally elect the method of payment.

Participant Loans

Participants may borrow up to 50% of the total value of their accounts. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. These loans are available to active employees who are participants. Only one loan may be outstanding at any time. The interest rate is set at one percent above prime rate on the first business day of the month in which the loan is made and remains fixed throughout the term of the loan. Loans are subject to certain repayment provisions upon termination of employment, default, lay-off, unpaid leave of absence or disability. When participants fail to repay their loan balance in accordance with their terms, the unpaid balance is considered a distribution (default) and may be subject to a 10% penalty tax.

Plan Expenses

Participants pay expenses incurred to manage the Plan’s assets in that the Plan pays such expenses, which reduce net investment earnings. The employer pays all other expenses incident to the administration and record keeping of the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA. This basis of accounting is not in accordance with accounting principles generally accepted in the United States. Under the modified basis of cash receipts and disbursements, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States (the amounts of which are not practicable to determine) are as follows:

•                  Accrual of all contributions owed at each year-end, but not received until the following year.

•                  Accrual of dividends declared, but not paid.

•                  Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.

•                  Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

Investment contracts held by a defined-contribution plan are required to be reported at fair value as stated in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”).  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and, thus, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as required by the FSP.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are comprised of the following:

•                  A Fixed Fund that consists of a Short Term Investment Fund (“STIF”) and Global Wrap Contracts with insurance companies and other entities that are stated at contract value (cost plus accrued interest), but include fair value disclosures as required under the FSP, as determined by the Trustee through reference to published market data.

•                  Mutual funds that are stated at the respective funds’ net asset value, which is determined by the investment manager based on market value.

•                  Molson Coors Stock Fund which is a “unitized” stock fund that holds shares of MCBC Class B non-voting common stock stated at the quoted market price at the period end and cash.  Effective June 30, 2008, participants may only transfer funds out of the Molson Coors Stock Fund.

Participant loans are stated at outstanding principal balances, which approximate fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

Benefits

Benefit payments are recorded when paid.

New Accounting Standard

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements.”  SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities.  The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value.  Under the standard, fair value refers to the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants in the market in which the reporting entity is engaged.  SFAS 157 is effective for the Plan on January 1, 2008.  Plan management is currently evaluating the financial statement impact, if any, of adopting SFAS 157.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting as described above requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

NOTE 3 – INVESTMENTS

The Plan’s assets are held in trust by Fidelity.  Until October 31, 2006, the Plan’s assets were commingled with the assets of the Memphis Plan under a master trust agreement for which Fidelity executed all transactions at the direction of participants.  Under the Master Trust Agreement, investment income of the Master Trust was allocated to the individual plans based on the respective balances invested by each plan.  On October 31, 2006, the Memphis Plan’s assets were merged into the Plan, at which time the Master Trust Agreement ceased.

For the ten months ended October 31, 2006, the Plan’s investment income was 98.7% of the total investment income of the Master Trust.  The Master Trust’s net investment income for the ten months ended October 31, 2006 was as follows:

Ten months ended October 31, 2006
Net realized and unrealized appreciation in fair value of investments – mutual funds	$7,229,820
Net realized and unrealized appreciation (depreciation) in fair value of investments – Company stock	1,661,274
Interest – Fixed Fund	8,187,064
Other interest and dividends	22,131,987
Net investment income of the Master Trust	$39,210,145

For the year ended December 31, 2007 and the period November 1, 2006 through December 31, 2006, the Plan’s net investment income was as follows:

	Year ended December 31, 2007	Two months ended December 31, 2006
Net realized and unrealized appreciation in fair value of investments – mutual funds	$1,244,913	$1,373,499
Net realized and unrealized appreciation in fair value of investments – Company stock	7,999,268	1,584,181
Interest – Fixed Fund	9,813,506	1,667,836
Other interest and dividends	29,349,755	11,505,950
Net investment income	$48,407,442	$16,131,466

The Plan’s investment options offered to participants as of December 31, 2007 and December 31, 2006 include a fixed fund, twenty-four mutual funds and the Molson Coors Stock Fund.

The following investments at December 31, 2007 exceeded 5% of net assets available for benefits:

		Contract Value
Identity	Description	2007	2006
Fixed Fund	Investment contract fund	$207,727,582	$221,042,643

		Fair Value
Identity	Description	2007	2006
Fidelity Diversified International	Mutual Fund	$55,393,929	$48,584,532
Fidelity Magellan	Mutual Fund	$40,970,704	$42,003,029
Fidelity Low Price Stock	Mutual Fund	$40,241,152	$48,032,749
Molson Coors Stock	Common Stock	$32,755,719	$21,133,812
Spartan US Equity Index	Mutual Fund	$31,627,402	$28,181,670
Fidelity Growth and Income	Mutual Fund	$30,539,739	$36,007,785

The cost of investments sold or transferred is determined on a participant level by the average cost method.

NOTE 4 – INVESTMENT CONTRACTS

Included in the Fixed Fund are Global Wrap contracts which are reported in the financial statements at contract value because they are fully benefit-responsive. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

	Year ended
	December 31, 2007	December 31, 2006
Global Wrap Contracts
Total fair value	$202,660,800	$209,951,013
Total contract value	$201,336,902	$212,177,339
Fair Value of benefit responsive feature	$1,323,898	$2,226,326

To calculate performance based on actual earnings on the last day of the Plan year, income earned by the fund’s assets on the last day of the Plan year is divided by the fair value of all the fund’s assets (market value spot yield).  To calculate performance based on the interest rate credited to the participants on the last day of the Plan year, the fund’s interest distributed to Plan participants on the last day of the Plan year is divided by the fair value of all of the fund’s assets (book value spot yield).  These average yields for the Fixed Fund are as follows:

	As of
	December 31, 2007	December 31, 2006
Yield based on actual earnings	5.00%	4.91%
Yield based on interest rate credited to participants	4.73%	4.50%

The crediting interest rate is based on a formula agreed upon with the issuer and is reset quarterly for the Global Wrap Contracts, but cannot be less than zero.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the fund in certain circumstances.  Wrap contracts are designed to allow a stable value fund, such as the Fixed Fund, to protect the fund in extreme circumstances.  In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted.

The Trustee generally purchases wrap contracts from issuers rated in the top three long-term categories (A- or the equivalent and above) by any one of the nationally recognized statistical rating organization.  The Trustee expects a substantial percentage (up to 99%) of the fund’s assets to be covered by wrap contracts, although they may change this target from time to time.  Assets not covered by wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Wrap contracts accrue interest using the crediting rate formula.  This formula is used to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time.  Using the crediting rate formula, an estimated future market value is calculated by compounding the fund’s current market value at the fund’s current yield to maturity for a period equal to the fund’s current contract value.  Crediting rates are reset quarterly.  The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence the fund’s return, may be affected by many factors, including purchases and redemptions by shareholders.  The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets.  If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets.  Under these circumstances, cash from new investors will tend to lower the crediting rate and fund’s return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund’s return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets.  When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in NAV.  Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund’s return.  Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund’s return.  Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices.  Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the fund experiences significant redemptions when the market value is below the contract value, the fund’s yield may be reduced significantly, to a level that is not competitive with other investment options.  This may result in additional redemptions, which would tend to lower the crediting rate further.  If redemptions continued, the fund’s yield could be reduced to zero.  If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value.  Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan).  However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events.  These events include:

•                  The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC.

•                  The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•                  Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•                  Complete or partial termination of the Plan.

•                  Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow.

•                  Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor.

•                  Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

•                  Exclusion of a group or previously eligible employees from eligibility in the Plan.

•                  Any early retirement program, group termination, group layoff, facility closing, or similar program.

•                  Any transfer of assets from the fund directly to a competing option.

NOTE 5 – PLAN TERMINATION

The Company established the Plan with the intention that it continue indefinitely, but reserves the right to terminate the Plan at any time. In the event of Plan termination, any decrease or increase in net assets as determined by the Trustee will be allocated to the participants based on the current investment elections. The entire amount in each participants account will be distributed with the participant’s consent.

NOTE 6 – INCOME TAXES

The Company has received a favorable determination letter dated December 1, 2003 from the Internal Revenue Service (“IRS”) as to the qualified status of the Plan and Trust. The IRS has determined and has informed the Company that the Plan and related trusts, in form, satisfy applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan currently complies, in form and operation, with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made in the Plan’s financial statements.

NOTE 7 – PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions are party-in-interest transactions under ERISA.  Such fees are reported as a reduction to investment return. Administration fees are paid by the Company.

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 and December 31, 2006 to Form 5500.

	Year ended
	December 31, 2007	December 31, 2006
Net assets available for benefits per the financial statements	$609,336,917	$592,099,279
Adjustment from contract value to fair value	1,323,898	(2,226,326)
Net assets available for benefits per the Form 5500	$610,660,815	$589,872,953

Following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the years ended December 31, 2007 and December 31, 2006 to Form 5500:

	Year ended
	December 31, 2007	December 31, 2006
Net increase in net assets available for benefits per the financial statements	$17,237,638	$24,399,333
Adjustment from contract value to fair value at beginning of year	2,226,326	—
Adjustment from contract value to fair value from end of year	1,323,898	(2,226,326)
Net increase in net assets available for benefits per the Form 5500	$20,787,862	22,173,007

The Fixed Fund is recorded at contract value in the financial statements and at fair value in the Form 5500 for 2007 and 2006.

NOTE 9– SUBSEQUENT EVENTS

On December 20, 2007 the Company and SABMiller plc, a company formed under the laws of England and Wales, entered into a Joint Venture Agreement for the purpose of combining the U.S. and Puerto Rico operations of their respective subsidiaries, CBC and Miller Brewing Company, into a joint venture to be known as “MillerCoors”.  The joint venture transaction was approved by the U.S. antitrust regulators on June 5, 2008 and is expected to close on June 30, 2008.  Pursuant to the Joint Venture Agreement, the Plan will be contributed to MillerCoors, which will assume responsibility for plan sponsorship and administration, effective as of the closing date.  In contemplation of the joint venture the Plan was amended on June 11, 2008 for the Molson Coors Stock Fund to be frozen to new contributions as of June 30, 2008.  Further amendments to the Plan are expected, however the complete effect of the joint venture on the Plan is unknown at report date.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

MOLSON COORS SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Party-in- interest	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Units/ Shares	Value Per Unit/Share	Fair Value
	Plan’s Interest In Fixed Fund

	Global Wrap Contracts
	JP Morgan				$50,665,200

	Monumental Life				50,665,200

	Rabo Bank				50,665,200

	State Street Bank & Trust				50,665,200

	Other
*	Fidelity Management Company STIF				6,390,680
	Total Fixed Fund				209,051,480

	Molson Coors Brewing Company	Common Stock	628,730	$51.62	32,755,719
	Plan’s Interest in Mutual Funds
*	Fidelity Magellan	Mutual Fund	436,462	93.87	40,970,704
*	Fidelity Equity Income	Mutual Fund	455,097	55.16	25,103,173
*	Fidelity Growth and Income	Mutual Fund	1,119,492	27.28	30,539,739
*	Fidelity Blue Chip Growth	Mutual Fund	501,841	44.06	22,111,122
*	Fidelity Low-Priced Stock	Mutual Fund	978,389	41.13	40,241,152
*	Fidelity Diversified International	Mutual Fund	1,388,319	39.90	55,393,929
*	Fidelity Freedom Income	Mutual Fund	93,935	11.45	1,075,558
*	Fidelity Freedom 2010	Mutual Fund	351,059	14.82	5,202,691
*	Fidelity Freedom 2020	Mutual Fund	421,072	15.81	6,657,144
*	Fidelity Freedom 2030	Mutual Fund	238,808	16.52	3,945,102
*	Fidelity Freedom 2040	Mutual Fund	231,104	9.73	2,248,638
*	Fidelity Freedom 2005	Mutual Fund	57,075	11.79	672,919
*	Fidelity Freedom 2015	Mutual Fund	493,024	12.47	6,148,007
*	Fidelity Freedom 2025	Mutual Fund	266,518	13.18	3,512,702
*	Fidelity Freedom 2035	Mutual Fund	141,008	13.68	1,928,983
*	Fidelity Freedom 2045	Mutual Fund	20,787	11.35	235,935
*	Fidelity Freedom 2050	Mutual Fund	23,061	11.43	263,582
	PIMCO Total Return	Mutual Fund	1,483,047	10.69	15,853,774
	Spartan Extended Market Index	Mutual Fund	190,869	38.32	7,314,102
	Spartan International Index	Mutual Fund	197,407	47.30	9,337,354
	Spartan US Equity Index	Mutual Fund	609,391	51.90	31,627,402
	Aim Small Cap Growth Inv	Mutual Fund	348,924	29.76	10,383,972
	American New Perspective R4	Mutual Fund	820,440	33.71	27,657,037
	Pennsylvania Mutual Inv	Mutual Fund	987,128	10.82	10,680,722

	Participant loans; interest rates ranging from 5.00% to 9.25%				9,748,173

	TOTAL PLAN ASSETS (HELD AT END OF YEAR)				$610,660,815

* Party-in-interest

EXHIBITS INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm